UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS RESULTS OF ECOLOGICAL AWARENESS YEAR

Moscow, Russia – January 9, 2018 – Mechel PAO (MOEX: MTLR; NYSE: MTL), one of the leading Russian mining and metals companies, reports its results in the Ecological Awareness Year announced in Russia in 2017.

The Group’s production facilities implemented a series of large-scale projects in a bid to improve the ecological situation in the regions of its production and administrative operations. Those include:

•

Mechel-Coke conducted technical upgrading of its benzene facility in the framework of a cooperation agreement with Russia’s Natural Resources and Environment Ministry, Federal Service for Supervision of Natural Resources and Chelyabinsk Region. The upgrade created a closed coke gas cooling cycle in the heat-exchange equipment, without coke-oven effluent having contact with the atmosphere, which enabled the plant to completely eliminate a major source of waste emission. This technology is up to the highest global standard in the coke industry.

•

Chelyabinsk Metallurgical Plant modernized waste and dust collectors and gas cleaners at its key production facilities. These measures enabled the plant to improve its steelmaking operations’ ecological safety by ensuring high efficiency of its stack gas cleaning, with up to 99% of dust being collected at several facilities.

•

Beloretsk Metallurgical Plant launched a new sewage treatment facility. On exit, industrial effluent and sewage are compliant with every water-protection norm. At the final stage, the cleansed water also undergoes UV disinfection. Launching the sewage station is a step toward shifting to acid-free production in the high-resistance wire workshop. Thanks to this upgrade, waste flow volume is down eight times.

•

Yakutugol Holding Company significantly increased works on disturbed land rehabilitation. Mined-land reclamation area totaled 123 hectares, which is 75% more than in 2016. On 49 hectares, the company’s experts conducted technical and biological reclamation, by applying a layer of fertile soil, planting tens of thousands of trees and sowing 300 kilograms of grass mixture.

•

Southern Kuzbass Coal Company in 2017 completed a mined-land reclamation project jointly with the United Nations. Scientists sought to confirm the possibility of using waste from coal mining and washing in restoring disturbed land. Specially chosen types of plants were planted at Krasnogorsky Open Pit’s abandoned grounds. Scientists monitored their growth, state of the soil and build-up of the fertile soil layer. This project earned high praise from the expert community and was acknowledged as one of the best in the Ecological Project of the Year nomination at the Russia Mining Award on the sidelines of the mining industry’s MINEX Russia 2017 forum. This method of mined-land self-reclamation was recommended for other mining companies in the Kemerovo Region.

“Ecological responsibility is one of Mechel Group’s underlying principles of business management in the regions of its presence. Since its founding, the company invested a total of approximately 16 billion rubles in environment protection. Our efforts on decreasing the impact our facilities have on the environment are systematic and naturally not limited to the Ecological Awareness Year. In 2018, we will continue our ecological programs with a special focus on our Chelyabinsk facilities,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: January 9, 2018

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